NEWS RELEASE

Symbol:BRXVF.OTC Bulletin Board

Exhibit 99.1 Bronx_Form 6K December 21 2006

December 21, 2006

In order to fund exploration work programs on the Company’s mineral exploration properties which are located in the Province of British Columbia, the Company has entered into Non-Brokered Flow-Through Share Private Placement Financing Agreements with certain individuals, including one director of the Company, for a total number of 24,000 units in the securities of the Company at the purchase price of Canadian $2.50 per unit for total proceeds to the Company of Canadian $60,000.  Each unit consists of one Flow-Through common share in the capital of the Company and one warrant to purchase, until December 31, 2007, an additional Flow-Through common share in the capital of the Company at the price of Canadian $2.50 per Flow-Through common share.

For more information on the Company, please contact us at telephone number (604) 681-1519;

Suite 100, 1255 West Pender Street, Vancouver, BC, V6E 2V1; email: info@bronxventures.com; website: www.bronxventures.com.

On Behalf of the Board of

Bronx Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company’s expectations and projections.